China Valves Technology, Inc.
21/F Kineer Plaza
226 Jinshui Road
Zhengzhou, Henan Province
People’s Republic of China 450008
People’s Republic of China

August 2, 2011

By EDGAR Transmission

Jeffrey Gordon
Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: China Valves Technology, Inc.
Item 4.01 Form 8-K
Filed July 13, 2012
File No. 1-34542

Dear Mr. Gordon:

On behalf of China Valves Technology, Inc. (“China Valves” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 18, 2012 providing the Staff’s comments with respect to the above referenced filing.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

1. In our previous letter, we requested that management provide, in writing, acknowledgement of the three bullet pointed items (i.e., Tandy language) described at the end of our comment letter dated July 18, 2012. It appears that these acknowledgements were not provided. Please provide the requested acknowledgements in writing from management with your next response letter.

China Valves Response: We inadvertently neglected to include those acknowledgements in our prior response letter. The acknowledgements are now made at the end of this response letter.

2. You filed an Item 4.02 Form 8-K on February 14, 2012 in which you concluded that the unaudited financial statements for the quarters ended March 31, 2011 and June 30, 2011 as well as your audited financial statements for the year ended September 30, 2011 should no longer be relied upon and you are in the process of restating your financial statements for each of those periods. As previously requested, please tell us the status of this process, including when you anticipate filing the amended Forms 10-K and 10-Q.

China Valves Response: As discussed in our last response letter, the third party that we retained, Shanghai Minxin Certified Public Accountants Co., Ltd (“Minxin”), has not yet completed the additional procedures necessary for us to issue our restatement. After discussing this matter with Minxin, we were informed by Minxin, that Minxin expects to complete its work on or about August 10, 2012. Also, our Audit Committee along with our management team, is in the process of interviewing candidates to act as our new independent registered public accounting firm. We expect that we will be able to retain a new firm on or before the end of September. We will disclose through the filing of a current report on Form 8-K a new estimated timeline for filing the amended Forms 10-K and 10-Q after we select a new auditor and mutually agree on a reasonable timeline for completing the restatement.

In responding to the Staff’s comments, we hereby acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (011) 86 378-2925211 or Louis A. Bevilacqua of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8158.

Sincerely,

China Valves Technology, Inc.

By: /s/ Jianbao Wang
       Jianbao Wang
       Chief Executive Officer